FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding 2016 annual results of Huaneng Power International, Inc. (the Registrant”);
2.          An announcement regarding resolutions  passed at the twenty fourth meeting of the eighth session of the board of directors; and
3.          An announcement regarding proposed re-election and appointment of directors and supervisors;

Each made by the Registrant on March 22, 2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2016

Power generation by domestic power plants:	313.690 billion kWh

Consolidated operating revenue:	RMB113.814 billion

Net profit attributable to equity holders of the Company:	RMB8.520 billion

Earnings per share:	RMB0.56

Proposed dividend:	RMB0.29 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2016.

For the twelve months ended 31 December 2016, the Company realized operating revenue of RMB113.814 billion, representing a decrease of 11.71% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB8.520 billion, representing a decrease of 37.59% as compared with the same period last year. Earnings per share amounted to RMB0.56. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.29 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2016

In 2016, the Company actively responded to the new changes of power system reform and the significant rise of coal price, and took proactive initiatives to progress the relevant work, so as to maintain overall stable operation in clean and safe production and strict cost control, thereby achieving a better annual operating objective. Meanwhile, the Company continued to fulfill the duties of providing sufficient, reliable and green power to the society.

1.	Operating Results

For the twelve months ended 31 December 2016, the Company realized operating revenue of RMB113.814 billion, representing a decrease of 11.71% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB8.520 billion, representing a decrease of 37.59% as compared with the same period last year. Earnings per share amounted to RMB0.56.

As at 31 December 2016, net assets per share attributable to the equity holders of the Company amounted to RMB5.66, representing an increase of 2.21% as compared with the year end of last year.

The Audit Committee of the Company convened a meeting on 20 March 2017 and reviewed the 2016 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year of 2016 on consolidated basis amounted to 313.69 billion kWh, representing a year-on-year decrease of 2.13%. The electricity sold amounted to 295.80 billion kWh, representing a year-on-year decrease of 2.05%. The annual average utilization hours of the Company’s domestic power plants reached 3,921 hours. The utilization hours of coal-fired power generating unit was 4,107 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

3.	Cost Control

Throughout 2016, the Company procured coal in an aggregate of 132 million tons. By continuously reinforcing cooperation with major coal mines, innovating cooperation mode and procurement strategy, optimizing regional supply structure, accurately judging coal market trends, targeting high-quality low-cost imported coal resources in advanced basis, and reducing the unit procurement price of standard coal, the Company controlled the fuel procurement costs in a better way, while the coal price rose significantly in the second half of the year. The unit fuel cost of our domestic power plants throughout the year occurred for sales of power was RMB170.62/MWh, representing a year-on-year decrease of 1.76%.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2016, the Company continued to lead its peers in terms of production safety, technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 95.05% and its weighted average house consumption rate was 4.57%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 290.34 grams/kWh, which was 0.62 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 307.69 grams/kWh, representing a decrease of 0.87 grams/kWh from that of the same period last year.

Under the policy of green development and with the targets of “nil pollution to environment” and maintaining “leading position in various indicators”, the Company has been vigorously promoting business upgrade and reform to emphasize energy conservation and emission reduction. It continues to reinforce maintenance and operation of environment protection equipment, and continues to optimize its systems for the sake of long term development. Its core technology in relating to flue gas synergic management won the first prize in sector of power technology of China in 2016, and has been successfully applied in a number of our environment enhancement and new related projects. Also, the Company will continue to implement the requirements on ultra-low emissions and new energy consumption standards on coal-fired generating plants and improve the performance of the Company in energy conservation and environmental protection, realizing clean and green development.

5.	Capital Operation

In 2016, the Company signed agreement to acquire interests in four companies from parent company for the consideration of approximately RMB15.114 billion, so that it expanded the asset scale, operational scale and territory scope of the Company. Upon completion of the transaction on 1 January 2017, the Company increased its controlled generating capacity in operation by 15,607 MW, and capacity under construction by 3,666 MW.

Besides, the Company completed the acquisition of 100% equity interest in Luoyang Yangguang Cogeneration (with an installed capacity of 270 MW) in the third quarter of 2016.

6.	Project Development

The Company progressed smoothly in construction of power supply projects. During the year, the controlled generation capacity of the newly commissioned coal-fired generating units, wind power generating units and photovoltaic units of the Company was 850 MW, 328 MW and 99 MW, respectively. As of 31 December 2016, the Company’s controlled and equity-based generation capacity was 83,878 MW and 76,618 MW, respectively.

Besides, the Company has commenced operation of certain photovoltaic units and coal-fired generating units recently. As of 21 March 2017, the Company’s controlled and equity-based generation capacity was 101,116 MW and 89,545 MW, respectively.

7.	Overseas Business

In 2016, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 21.5%, representing a year-on-year decrease of 0.2 percentage point, mainly attributable to the ongoing oversupply in the power market in Singapore as a result of the fact that large number of generating units were put into operation in recent years.

The Company continues to deliver promising performance in the capital markets. It was awarded “Golden Governance 2016 Listed Company – Outstanding Board Secretaries” by the Shanghai Securities News (investor relations), and “the Most Investment Value of Listed Company” and “the Best Board Secretary” of the China Securities Golden Bauhinia Awards. The Company’s annual report of H Shares in 2015 won Gold Award in the 30th International ARC Awards Competition. Besides, the Company was on the list of “Platts Top 250 Global Energy Listed Company Ranking” for eight consecutive years and ranked 27th in 2016 with its ranking moving higher continuously.

PROSPECTS FOR 2017

In 2017, the Company will further firmly establish a sense of leadership, competitive awareness, market awareness and risk awareness. The Company will adhere to an issue-oriented approach, strengthen innovation drive, undertake responsibility and missions, enhance corporate vitality, and place more emphases on quality and efficiency, transformation and upgrading, standardizing management and risk prevention work, constantly improve the profitability, competitive strength and sustainable development capability of the Company.

In respect of the power market, the Company will continue to deeply research market supply and demand situation, and take active part in market competition. We will ensure market share is higher than capacity share, and strive for a leading position in the region in terms of utilization hour benchmark in an effort to achieve a power generation of 392.0 billion kWh and 3,800 utilization hours for the year.

Regarding the fuel market, the Company will adhere to the market-oriented development, and reinforce the benchmark system construction, deepen the refined management and thus creating a cost advantage. We will continue to optimize fuel procurement chain and production and operation chain.

In respect of the capital market, the Company will make active response to changes in the financial market, expand financing channels, strengthen internal control over capital and improve capital usage efficiency, continuing to maintain the Company’s leading position in the industry in terms of financing cost.

In respect of innovative development, the Company will further perform innovation-driven development strategy, strengthen production management innovation and improve intelligent production, enhance management efficiency and effectiveness. Innovation will become the Company’s primary driver for establishing its new competitive advantages and for steering the Company’s future development.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment in and construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand its operational scale and has been the leader in its industry in competitiveness, resource utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located in China with coverage in Northeastern China Grid, Northern China Grid, Northwestern China Grid, Eastern China Grid, Central China Grid and Southern China Grid, as well as overseas market in Singapore.

Looking back in 2016, with strong support of its shareholders, the employees of the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, as well as thorough planning and sound internal control. These efforts have contributed to growth of the Company in various aspects. During 2016, the Company maintained its leading position in major technological and economic indices and utilization hours through safe production and active marketing activities. Fuel management was enhanced and financial costs were effectively controlled. The Company achieved a remarkable improvement in its growth quality as a result of active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environment-friendly power to the society.

A.	OPERATING RESULTS

1.	2016 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2016 are as listed below (in 100 million kWh):

Domestic Power Plant	Power Generation		Electricity sold
	2016	Change	2016	Change

Liaoning Province	198.24	-2.21%	186.28	-2.11%
Coal-fired	194.76	-2.28%	182.84	-2.18%
Wind power	2.97	2.75%	2.95	2.60%
Hydropower	0.34	-32.36%	0.34	-32.41%
PV	0.160	–	0.157	–
Inner Mongolia	2.18	12.82%	2.16	12.84%
Wind power	2.18	12.82%	2.16	12.84%
Heibei Province	130.63	3.54%	122.90	3.88%
Coal-fired	129.31	3.29%	121.69	3.65%
Wind power	1.16	19.68%	1.09	19.75%
PV	0.16	–	0.121	–
Gansu Province	97.16	37.76%	94.06	39.96%
Coal-fired	84.43	40.24%	81.85	42.72%
Wind power	12.73	23.15%	12.21	23.91%
Beijing	75.43	-6.67%	70.06	-6.49%
Coal-fired	34.06	-13.19%	29.65	-13.47%
Combined Cycle	41.36	-0.54%	40.41	-0.61%
Tianjin	72.53	-1.88%	68.43	-1.91%
Coal-fired	52.80	-2.71%	49.18	-2.74%
Combined Cycle	19.73	0.35%	19.24	0.28%
Shanxi Province	107.07	12.53%	100.67	17.09%
Coal-fired	81.61	-2.55%	75.94	-2.85%
Combined Cycle	25.46	123.53%	24.73	216.65%
Shandong Province	413.54	-2.31%	389.28	-2.34%
Coal-fired	413.54	-2.31%	389.28	-2.34%

Domestic Power Plant	Power Generation		Electricity sold
	2016	Change	2016	Change

Henan Province	214.52	6.23%	194.53	2.86%
Coal-fired	214.34	6.14%	194.41	2.80%
Wind power	0.19	–	0.12	–
Jiangsu Province	430.21	2.33%	408.8	2.08%
Coal-fired	389.25	4.31%	368.66	4.11%
Combined Cycle	35.17	-18.05%	34.54	-17.89%
Wind power	5.79	32.99%	5.59	31.00%
Shanghai	181.38	0.06%	171.81	0.01%
Coal-fired	164.89	0.84%	155.72	0.82%
Combined Cycle	16.49	-7.11%	16.09	-7.17%
Chongqing	100.16	-6.43%	93.14	-6.04%
Coal-fired	81.54	-16.51%	75.01	-16.68%
Combined Cycle	18.62	98.50%	18.13	99.02%
Zhejiang Province	247.11	0.15%	237.05	0.50%
Coal-fired	241.71	-0.92%	231.77	-0.58%
Combined Cycle	5.18	91.87%	5.06	90.83%
PV	0.215	169.30%	0.215	158.25%
Hubei Province	140.85	6.52%	132.07	7.02%
Coal-fired	136.02	4.48%	127.51	4.90%
Wind power	1.88	248.65%	1.74	289.00%
Hydropower	2.94	97.31%	2.83	100.71%
Hunan Province	83.16	-3.41%	78.27	-3.21%
Coal-fired	74.44	-5.28%	69.67	-5.36%
Wind power	5.37	38.78%	5.32	44.13%
Hydropower	3.34	-7.94%	3.28	-7.88%
Jiangxi Province	174.42	13.35%	166.41	15.50%
Coal-fired	173.35	13.33%	165.40	15.51%
Wind power	1.07	19.14%	1.01	13.65%
Anhui Province	58.46	-2.17%	55.76	-1.98%
Coal-fired	56.17	-3.94%	53.54	-3.70%
Wind power	0.89	–	0.82	–
Hydropower	1.40	8.66%	1.40	8.87%

Domestic Power Plant	Power Generation		Electricity sold
	2016	Change	2016	Change

Fujian Province	76.77	-29.52%	72.29	-30.00%
Coal-fired	76.77	-29.52%	72.29	-30.00%
Guangdong Province	174.53	-16.70%	166.94	-16.82%
Coal-fired	174.45	-16.74%	166.87	-16.85%
PV	0.07	–	0.064	–
Yunnan Province	38.83	-32.19%	35.73	-32.41%
Coal-fired	35.84	-35.76%	32.96	-36.02%
Wind power	2.99	103.21%	2.78	103.98%
Guizhou Province	0.45	16515.56%	0.38	–
Wind power	0.45	16515.56%	0.38	–
Hainan Province	119.28	-28.00%	111.00	-28.10%
Coal-fired	115.28	-28.52%	107.11	-28.65%
Combined Cycle	1.27	-48.64%	1.21	-49.29%
Wind power	1.01	1.93%	0.99	1.86%
Hydropower	1.64	75.99%	1.61	77.21%
PV	0.083	–	0.082	–
Total	3,136.90	-2.13%	2,958.00	-2.05%

The decrease in the Company’s power generation for the year was mainly attributable to the following reasons: (1) the installed capacity growth outpaced the growth of the nationwide power consumption while the utilization hours of coal-fired power generation units saw a year-on-year fall; (2) the growth of the Company’s installed capacity was below the regional average; and (3) the launch of new nuclear power generators in areas including Liaoning, Guangdong, Fujian and Hainan provinces had a relatively great impact on the output of the coal-fired power generation units in these regions.

For the year ended 31 December 2016, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.5%, representing a decrease of 0.2% compared to the same period last year.

In respect of the tariff, the Company’s domestic average tariff for the year ended 31 December 2016 was RMB396.60 per MWh, decreased by RMB46.66 per MWh from the year ended 31 December 2015. SinoSing Power’s average tariff for 2016 was RMB514.00 per MWh, representing a decrease of 17.88% from last year.

In respect of fuel costs, the effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2015, the Company’s fuel cost per unit of power sold of domestic power plant decreased by 1.76% to RMB170.62 per MWh.

Combining the forgoing factors, for the year ended 31 December 2016, the Company recorded an operating revenue of RMB113.814 billion, representing a decrease of 11.71% from RMB128.905 billion of last year, and the net profit attributable to equity holders of the Company of RMB8.520 billion, representing a decrease of 37.59% from RMB13.652 billion of last year.

For the year ended 31 December 2016, the net profit attributable to equity holders of the Company from domestic operations was RMB8.760 billion, representing a decrease of RMB4.951 billion from RMB13.711 billion for the same period last year. The decrease was primarily attributable to lowered on-grid tariff for coal-fired power generator administered by the National Development and Reform Commission (“NDRC”), reduced domestic power generation of the Company and increased volume of market power transactions. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB240 million, representing an increase of RMB181 million compared to the same period last year.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2016, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB113.814 billion, representing a decrease of 11.71% from RMB128.905 billion for the year ended 31 December 2015. The operating revenue from domestic operations of the Company decreased by RMB13.706 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB3.525 billion.

The operating revenue from the operations of the Company in Singapore decreased by RMB1.385 billion over the same period of last year, which was mainly attributed to the continued oversupply in the Singapore power and natural gas market, causing continued decline of electricity tariff and a drop of the operating revenue.

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2016	2015	Change

Liaoning Province
Coal-fired	344.42	374.38	-8.00%
Wind power	618.74	593.25	4.30%
Hydropower	332.67	329.96	0.82%
PV	950.00	–	Not applicable
Inner Mongolia
Wind power	471.22	520.00	-9.38%
Hebei Province
Coal-fired	358.48	401.79	-10.78%
Wind power	554.60	538.14	3.06%
PV	784.95	–	Not applicable

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2016	2015	Change

Gansu Province
Coal-fired	207.63	259.51	-19.99%
Wind power	398.34	483.75	-17.66%
Beijing
Coal-fired	454.99	480.70	-5.35%
Combined Cycle	687.33	959.91	-28.40%
Tianjin
Coal-fired	370.82	416.54	-10.98%
Combined Cycle	726.44	817.57	-11.15%
Shanxi Province
Coal-fired	252.98	333.78	-24.21%
Combined Cycle	682.40	703.80	-3.04%
Shandong Province
Coal-fired	381.99	436.47	-12.48%
Henan Province
Coal-fired	355.46	400.54	-11.25%
Wind power	610.00	–	Not applicable
Jiangsu Province
Coal-fired	378.06	410.86	-7.94%
Combined Cycle	661.52	731.69	-9.59%
Wind power	570.50	568.33	0.38%
Shanghai
Coal-fired	385.59	424.38	-9.14%
Combined Cycle	899.62	937.13	-4.00%
Chongqing
Coal-fired	376.92	427.84	-11.90%
Combined Cycle	649.74	872.20	-25.51%
Zhejiang Province
Coal-fired	407.76	460.76	-11.50%
Combined Cycle	887.70	1,278.17	-30.55%
PV	1,076.50	1,125.67	-4.37%

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2016	2015	Change

Hubei Province
Coal-fired	378.65	439.98	-13.94%
Wind power	610.00	610.00	0.00%
Hydropower	378.81	376.60	0.59%
Hunan Province
Coal-fired	449.87	480.55	-6.38%
Wind power	610.00	611.43	-0.23%
Hydropower	404.19	410.00	-1.42%
Jiangxi Province
Coal-fired	399.78	439.7	-9.08%
Wind power	610.00	610.00	0.00%
Anhui Province
Coal-fired	351.24	409.79	-14.29%
Wind power	610.00	–	Not applicable
Hydropower	385.60	392.89	-1.86%
Fujian Province
Coal-fired	348.95	392.29	-11.05%
Guangdong Province
Coal-fired	448.36	487.41	-8.01%
PV	980.00	–	Not applicable
Yunnan Province
Coal-fired	579.58	311.78	85.89%
Wind power	494.71	–	Not applicable
Guizhou Province
Wind power	610.00	–	Not applicable
Hainan Province
Coal-fired	420.72	459.31	-8.40%
Combined Cycle	672.26	629.32	6.82%
Wind power	609.78	571.95	6.61%
Hydropower	400.07	399.78	0.07%
PV	1,010.00	–	Not applicable

Region/type of power generation	Average tariff rate (VAT inclusive)
	(RMB/MWh)
	2016	2015	Change

Domestic total	396.60	443.26	-10.53%
SinoSing Power	514.00	625.88	-17.88%

Note:	The tariff of combined-cycle power plants in Shanghai and Zhejiang consists of on-grid settlement price and capacity subsidy income.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2016, the tax and levis on operations of the Company and its subsidiaries were RMB1.178 billion, representing an increase of RMB20 million from RMB1.158 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB14 million.

2.2	Operating expenses

For the year ended 31 December 2016, the total operating expenses of the Company and its subsidiaries was RMB94.259 billion, representing a decrease of 4.41% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB2.823 billion, or 3.19%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB2.945 billion; the costs attributable to the existing entities decreased by RMB5.768 billion, which was primarily attributable to the decreased fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore decreased by RMB1.522 billion, or 14.89%, from the same period last year, which was mainly due to the decline of fuel costs resulting from decreased natural gas price.

2.2.1	Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2016, fuel costs of the Company and its subsidiaries decreased by 4.43% to RMB56.618 billion from the RMB59.242 billion for the year ended 31 December 2015. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB1.603 billion, which was primarily attributable to the decreased power generation in the domestic market. The fuel costs of the newly acquired entities and new generating units were RMB2.043 billion and the fuel costs of the existing generating units decreased by RMB3.646 billion from same period last year. Fuel costs in Singapore decreased by RMB1.022 billion from the same period last year, mainly due to decreased fuel costs arising from decreased natural gas prices. For the year ended 31 December 2016, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB376.30 per ton, representing a 2.73% increase from RMB366.30 per ton for the year ended 31 December 2015. The fuel cost per unit of power sold by the Company’s domestic power plants decreased by 1.76% to RMB170.62/MWh from RMB173.67/MWh in 2015.

2.2.2	Maintenance

For the year ended 31 December 2016, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.343 billion, representing a decrease of RMB213 million from RMB4.556 billion for the year ended 31 December 2015. The maintenance expenses of the Company’s domestic operations decreased by RMB225 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB12 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2016, depreciation expenses of the Company and its subsidiaries increased by 2.80% to RMB14.816 billion, compared to RMB14.412 billion in the year ended 31 December 2015; the increase is mainly due to the expansion of the Company’s operations. The depreciation expenses of domestic operations increased by RMB397 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB605 million. The depreciation expenses of the operations in Singapore increased by RMB7 million compared to the same period last year.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2016, the labor costs of the Company and its subsidiaries amounted to RMB8.043 billion, representing an increase of RMB291 million from RMB7.752 billion for the year ended 31 December 2015. This is mainly attributable to labor costs of the newly acquired entities and new generating units, which were RMB164 million. Labor costs for Singapore operations increased by RMB14 million compared to the same period last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended 31 December 2016, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB10.439 billion, representing a decrease of RMB2.203 billion from RMB12.642 billion for the year ended 31 December 2015. The other operating expenses from the Company’s domestic operations decreased by RMB1.669 billion; other operating expenses of the existing entities decreased by RMB1.650 billion compared to the same period last year. The impairment loss experienced a decrease of RMB1.886 billion compared to the same period last year.

Other operating expenses of the operations in Singapore decreased by RMB534 million compared to the same period last year. The electricity power purchase cost decreased by RMB523 million compared to the same period last year, which was largely due to the decreased price of electricity in retail business.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2016, the interest expenses of the Company and its subsidiaries were RMB6.818 billion, representing a decrease of 14.20% from RMB7.946 billion for the year ended 31 December 2015. The interest expenses from the Company’s domestic operations decreased by RMB1.157 billion. The interest expenses from the newly acquired entities and new generating units were RMB303 million and those incurred by the existing entities in China decreased by RMB1.460 billion, which is largely attributable to decreased benchmark interest rate of RMB. The interest expenses of Singapore operations increased by RMB29 million compared to the same period last year.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2016, the Company and its subsidiaries recorded a net loss of RMB250 million in net exchange losses and bank charges, representing a net loss increase of RMB226 million compared with the net loss of RMB24 million for the year ended 31 December 2015, mainly due to the weakened exchange rate of RMB against U.S. dollar.

The operations in Singapore recorded net gains of RMB50 million from net exchange difference and bank charges, representing a decrease of RMB120 million from the net gains of RMB170 million for the year ended 31 December 2015, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2016, the share of profits less losses of associates and joint ventures was RMB1.299 billion, representing a decrease of RMB227 million from RMB1.526 billion from last year, mainly due to decreased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2016, the Company and its subsidiaries recognised income tax expense of RMB3.465 billion, representing a decrease of RMB2.234 billion from RMB5.699 billion for the year ended 31 December 2015. The income tax expenses for the domestic operations decreased by RMB2.445 billion primarily attributable to the decrease of pre-tax profit. The income tax expenses of the operations in Singapore increased by RMB211 million. It is mainly due to RMB204 million of income tax credit granted by Singapore government last year and no such tax credit was granted in the current year.

2.6	Net profit, net profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2016, the Company and its subsidiaries achieved a net profit of RMB10.348 billion, representing a decrease of RMB6.911 billion, or 40.04% from RMB17.259 billion for the year ended 31 December 2015; the net profit attributable to equity holders of the Company was RMB8.520 billion, representing a decrease of RMB5.132 billion from RMB13.652 billion for the year ended 31 December 2015.

The net profit attributable to equity holders of the Company from its domestic operations was RMB4.951 billion, mainly contributable to lowered on-grid tariff for coal-fired power generators administered by NDRC, reduced domestic power generation of the Company and increased volume of market power transactions. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB240 million, representing an increase of RMB181 million from the same period last year. This was mainly due to commenced operation of many generators during the recent years, which led to the continued oversupply in the Singapore’s power and natural gas market and subsequently continued reduction of power tariff and a marked drop in the profitability of the Company’s overseas power generation business.

The Company’s recorded net profit attributable to non-controlling interests decreased to RMB1.828 billion for the year ended 31 December 2016 from RMB3.607 billion for the year ended 31 December 2015, mainly attributable to reduced profit of the Company’s non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2016, consolidated total assets of the Company and its subsidiaries were RMB314.840 billion, representing an increase of 1.93% from RMB308.866 billion as of 31 December 2015; total assets of the domestic operations increased by RMB5.312 billion to RMB286.557 billion, including a net increase of RMB2.004 billion in non-current assets, which is mainly attributable to the capital expenditure on construction projects.

As of 31 December 2016, total assets of the operations in Singapore were RMB28.283 billion, representing an increase of RMB661 million as of 31 December 2015. Non-current assets increased by RMB568 million to RMB24.174 billion, primarily attributable to appreciation of Singapore dollar against RMB resulting in higher RMB value of goodwill, power generation license and other non-current assets.

2.7.2	Comparison of liability items

As of 31 December 2016, consolidated total liabilities of the Company and its subsidiaries were RMB212.653 billion, representing an increase of 2.65% from RMB207.173 billion as of 31 December 2015.

As of 31 December 2016, interest-bearing debts of the Company and its subsidiaries totaled RMB176.098 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds payable (including those maturing within a year), short-term loans, short-term bonds and financial leases payable. The interest-bearing debts denominated in foreign currencies amounted to RMB3.290 billion.

As of 31 December 2016, the total liabilities of the operations in Singapore were RMB15.205 billion, representing a decrease of 4.09% from RMB15.853 billion as of 31 December 2015, principally due to fair value changes of fuel swap contract.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of 31 December 2016, including a decrease of post-tax impact of RMB890 million arising from disposal of available-for-sale financial asset and fair value changes of available-for-sale financial assets held by the Company and its subsidiaries, a decrease of post-tax impact of RMB181 million arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, an increase of post-tax impact of RMB1.015 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB540 million from translation difference of the financial statements of foreign operations.

Non-controlling interests as of 31 December 2016 increased by RMB1.368 billion.

2.7.4	Major financial position ratios

	2016	2015

Current ratio	0.28	0.27
Quick ratio	0.23	0.23
Ratio of liability to shareholders’ equity	2.47	2.46
Multiples of interest earned	2.84	3.55

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to shareholders’ equity	=	balance of liabilities as of the year end
balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio increased as of 31 December 2016 compared to that of 31 December 2015 mainly due to increase of current assets especially inventories and other current assets. The ratio of liabilities to shareholders’ equity as of 31 December 2016 increased compared to that of 31 December 2015 mainly due to the increase in loans at the year end. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended 31 December 2016.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2016	2015	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	31.511	42.363	-25.62
Net cash used in investing activities	-17.650	-33.015	-46.54
Net cash used in financing activities	-13.602	-14.141	-3.81
Currency exchange impact	0.073	0.033	122.01
Net increase/(decrease) in cash and cash equivalents	0.332	-4.760	–106.98
Cash and cash equivalents as at the beginning of the year	7.478	12.238	-38.90
Cash and cash equivalents as at the end of the year	7.810	7.478	4.44

For the year ended 31 December 2016, net cash provided by operating activities of the Company and its subsidiaries was RMB31.511 billion, representing a decrease of 25.62% from last year, mainly attributable to reduced operating revenue as a result of decrease of power generation and tariff. Net cash provided by operating activities in Singapore was RMB772 million. The net cash used in investing activities was RMB17.650 billion, representing a decrease of 46.54% from last year, mainly due to consideration paid for newly acquired entities in 2015. The net cash used in financing activities was RMB13.602 billion, representing a decrease of 3.81% from last year. As of 31 December 2016, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB6.620 billion, RMB870 million and RMB320 million, respectively.

As of 31 December 2016, net current liabilities of the Company and its subsidiaries were approximately RMB93.230 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term loans at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on infrastructure construction and renovation projects

The capital expenditures for the year ended 31 December 2016 were RMB20.285 billion, mainly for construction and renovation of projects, including RMB1.558 billion for Rudong Baxianjiao Offshore Wind Power project, RMB878 million for Beijing Cogeneration project, RMB594 million for Hainan Power project, RMB587 million for Xianrendao Cogeneration project, RMB558 million for Jiangxi Clean Energy project, RMB537 million for Guilin Gas Distributed Energy project, RMB534 million for Tongwei Wind Power project, RMB520 million for Suzhou combined cycle project, RMB493 million for Taiyuan Combined Cycle project, RMB467 million for Mianchi Cogeneration project, RMB458 million for Yuhuan project, RMB448 million for Luoyuan Power project, RMB423 million for Dezhou project, RMB405 million for Shang’an project, RMB401 million for Qinbei Power project, RMB384 million for Nanjing Cogeneration project, RMB348 million for Wuhan Power project, RMB325 million for Jieshan Wind Power project, RMB323 million for Changxing project, RMB299 million for Luoyang Power project, RMB274 million for Weihai Power project, RMB267 million for Guanyun Cogeneration project, RMB259 million for Shidongkou Power project, RMB252 million for Yingcheng Cogeneration project, RMB239 million for

Fuzhou project. The capital expenditures of the Company’s operations in Singapore were RMB151 million. The expenditures on other projects were RMB8.303 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities and debt financing.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company are as following:

(Unit: RMB100 million)

Capital Expenditure Project	Capital Expenditure Plan for 2017	Cash resources arrangements	Financing costs and note on use

Thermal power projects	58.74	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	103	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Photovoltaic power projects	13.50	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Capital Expenditure Project	Capital Expenditure Plan for 2017	Cash resources arrangements	Financing costs and note on use

Others	0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	51.83	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2016, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB262.8 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China, etc.

The Company completed issuances of unsecured short-term notes in two installments on 4 August 2016 and 14 October 2016, each at a principal amount of RMB3 billion with nominal annual interest rates of 2.5% and 2.6%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would mature in 365 days from the value date.

The Company completed issuances of unsecured super short-term notes in nine installments on 3 March, 9 March, 23 March, 8 April, 20 April, 26 May, 13 July, 9 November, and 1 December 2016, at a principal amount of RMB2 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB3 billion, RMB3 billion, RMB4 billion, RMB2 billion and RMB2 billion with nominal annual interest rates of 2.59%, 2.48%, 2.48%, 2.42%, 2.62%, 2.73%, 2.50%, 2.79% and 3.45%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would mature in 270 days from the value date.

The Company completed issuance of one installment of unsecured super short-term note on 16 November 2016 at a principal amount of RMB3 billion with a nominal annual interest rate of 2.98%. The note was denominated in RMB, issued at par value, and would mature in 180 days from the value date.

The Company completed issuances of unsecured corporate notes in two installments on 8 June 2016 at a principal amount of RMB3 billion and RMB1.2 billion with nominal annual interest rates of 3.48% and 3.98%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would mature in five years and ten years, respectively, from the value date.

As of 31 December 2016, short-term loans of the Company and its subsidiaries totalled RMB57.669 billion (2015: RMB49.883 billion). Loans from banks were charged at interest rates ranging from 2.77% to 4.35% per annum (2015: 3.19% to 5.60%).

Short-term bonds payable by the Company and its subsidiaries were RMB27.311 billion (2015: RMB19.348 billion).

As of 31 December 2016, long-term loans (including those maturing within a year) of the Company and its subsidiaries totalled RMB74.551 billion (2015: RMB78.379 billion), including RMB denominated borrowings of RMB58.876 billion (2015: RMB62.441 billion), U.S. dollar denominated loans of approximately US$410 million (2015: US$473 million), Euro denominated loans of approximately €39 million (2015: €49 million), Singapore dollar denominated loans of S$2.581 billion (2015: S$2.697 billion), and Japanese yen denominated loans of ¥2.703 billion (2015: ¥2.812 billion). Among them, all loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of 31 December 2016, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 5.65% per annum (31 December 2015: 0.75% to 6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring steadily growing returns to shareholders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2016, the Company expects to pay a cash dividend of RMB4.408 billion.

2.5	Maturity profile of loans and bonds

	2017	2018	2019	2020	2021
Maturity Profile (RMB billion)

Principal amount planned for repayment	97.530	16.090	13.203	9.221	9.407
Interest amount planned for repayment	5.545	3.150	2.443	1.755	1.386

Total	103.075	19.240	15.646	10.976	10.793

Note:

The amount of principle to be paid in 2017 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

The Company is committed to innovation, coordination, green, open and shared development in line with China’s energy production and consumption reforms, taking initiatives to adapt to new norm, respond to new challenges, follow the objective to establish first-class company with international competitiveness, focus on improving the quality and performance of its development, and seek to accelerate transformation and upgrading. The Company will also put in place a new mechanism under the principle that management shall be centered on competitiveness improvement, operations shall be centered on customers, development shall be centered on market demands, so as to strengthen the strategic leadership and continuously improve its core competitiveness. The Company aims to consolidate its leading position in the conventional energy sector, speed up the new energy development, improve the synergy within the industry, expand the sales service region, accelerate the international layout, digitize Huaneng International, realize the all-around improvement of the Company’s operating results, quality performance and corporate vitality, and build the Company into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

D.	TREND ANALYSIS

It is predicted by China Electricity Council that in 2017, total electricity consumption nationwide will grow by approximately 3%.

2017 will see newly installed generating capacity of approximately 110 million kW, including new non-petrochemical energy capacity of 60 million kW; the installed generating capacity nationwide is expected to reach 1.75 billion kW, representing 6% increase from 2016, of which non-petrochemical energy capacity will reach 660 million kW, increasing its percentage to approximately 38% in the total installed capacity.

2017 is expected to witness a generally abundant power supply in China with redundant generating capacities in certain regions. Specifically, Northern region is expected to have a balanced supply and demand power market; Central, Eastern, and Southern regions will experience generally sufficient power supply with abundant generating capacities in many provinces; Northeast and Northwest regions will see a market of generally redundant power supply with abundant capacities in some provinces. In 2017, the annual power generation utilization hours nationwide are expected to be 3,600 hours, and utilization hours of thermal generating units are estimated to reduce to 4,000 hours.

According to the Center for Forecasting Science of Chinese Academy of Sciences, thermal generating units are expected to use less coal in 2017 than in 2016 as a result of the government policy to reduce production capacities in the coal sector and a weakened power market in China. Total coal consumption is expected to experience a year-on-year decrease of 3% in 2017, while excessive coal supply will continue due to the generally weak-supply-and-weak-demand and structural-oversupply situation nationwide. Railway transport and air freight capacity will further loosen. Considering the effect of RMB exchange rate and a gradually stabilized domestic coal market, less coal may be imported than in 2016 while coal imports are expected to have certain impact on domestic coal price. The Company estimates that the coal price in 2017 will gradually stabilize after fluctuation within a narrow range.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to the shareholders of SE Management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2016, Shenzhen Energy distributed two shares of stock dividend out of every 10 shares to its shareholders, and therefore the Company held 992 million shares of Shenzhen Energy by 31 December 2016. These investments brought a net profit attributable to the equity holders of the Company of RMB435 million for the Company for the year ended 31 December 2016 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB85 million for the year ended 31 December 2016 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2016, the Company and its subsidiaries had 42,210 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2016, the Company provided guarantees of approximately RMB12.379 billion for the long-term bank loans of Tuas Power.

As of 31 December 2016, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2016, short-term loans of RMB126 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of 31 December 2016, long-term loans of RMB2.902 billion of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB3.105 billion.

(3)	As of 31 December 2016, long-term loans of approximately RMB9.032 billion were secured by future electricity revenue of the Company and its subsidiaries.

As of 31 December 2016, the restricted bank deposits of the Company and its subsidiaries were RMB71 million.

As of 31 December 2016, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB1.763 billion.

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

For the accounting standards that have a material impact on the Company’s financial statements, please refer to the Note 2 to the financial information extracted from financial statements prepared in accordance with IFRS.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill impairment

The Company and its subsidiaries conducts impairment test on each individually recognised goodwill at the end of each year. In 2016, the management recognized no goodwill impairment based on the impairment assessment.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2016, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB176 million and RMB1,043 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to recognize impairment against goodwill by approximately RMB37 million and RMB899 million, respectively.

2.	Impairment of other non-current assets

The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.

In 2016, impairment losses for certain property, plant and equipment and land use rights of approximately RMB1,064 million and RMB52 million have been recognized, respectively. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at 31 December 2016, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognise impairment against property, plant and equipment and land use rights by approximately RMB92 million and RMB779 million, respectively; if fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would decrease by approximately RMB8 million and RMB38 million, respectively.

J.	RISK FACTORS

1.	Risks relating to power market

Due to the distribution characteristics of the Company’s coal-fired power generating units and the gradual development of power market reforms, the previous market competition pattern will be further affected. All above factors will have a significant impact on the power generation growth of the Company.

The Company will further implement various government policies and improve its power supply pattern, strengthen its efforts in analyzing and studying relevant policies and conditions of power market, design effective marketing strategies to respond to market change, and make efforts to effectively participate in both market transactions and the transactions subject to government plans. By leveraging strengths on efficiency, energy saving and environment protection of its generating units, the Company will take initiatives to participate in various transactions, maintain and strive to expand market share, effectively increase equipment utilization hours and strictly control the risks in electricity market.

2.	Risks relating to electricity tariff

With the gradually relaxed control of planned power generation, continuously deepened market competition and policies behind changes of coal price, the Company’s electricity tariff faces reduction pressure.

The Company will closely monitor relevant government policies and power market reform development, strengthen communication with central and local pricing authorities, actively call for continuous improvement of the mechanism of coal-electricity price linkage, and strongly support the government to establish a reasonable, fair and regulated market environment. The Company will also strictly implement state tariff policies to seek timely utilization of the policies regarding environmental protection tariff as well as standard tariffs for the electricity generated by newly operated generating units are timely put in place.

3.	Risks relating to environmental protection policies

In 2016, the Action Plan on Air Pollution Prevention and Treatment, Action Plan of Energy Saving, Emission Reduction, Upgrading and Transformation (2014-2020), and Target Missions for Central Generating Enterprises in Energy Saving, Emission Reduction, Upgrading and Transformation (2015), Integrated Reform Plan for Promoting Ecological Progress, as well as the new Environmental Protection Law came gradually into force in China. National standards for energy saving environmental protection are increasingly higher, environmental protection restrictions for energy development are further tightened, which will increase the energy saving and transformation costs of the coal-fired generating sets which account for a high percentage of the Company’s installed capacity.

To respond to the state’s proposition actively, the Company diligently promoted environmental protection projects focused on ultra-low emission renovation to coal-fired generating units. By the end of 2016, most coal-fire generating units had completed the ultra-low emission renovation, of which all generating units of 21 subsidiaries had met the ultra-low emission standards and all subsidiaries in five regions (i.e. Northern China, etc.) had completed the renovation projects.

4.	Interest rate risks

The interest-bearing debts of the Company are mostly denominated in RMB. Fluctuations of interest rates applicable to RMB loan contracts will directly affect the company’s debts cost. The monetary policy of PBOC will be more neutral and prudent in 2017. With the anticipation of raising interest rates of U.S. dollar and interaction of global markets, 2017 is expected to see a liquidity shortage. The likely interest rate hike of U.S. dollar will bring about certain impact on our U.S. dollar debt costs, which is not expected to have material adverse effect due to its small percentage in the overall debt costs of the Company. In the Singapore capital market, the SOR interest rate will be influenced by increased U.S. dollar lending rates as well as fluctuated exchange rate of Singapore dollar, which will bring uncertainties to financing costs of Tuas Power.

With close watch on changes in domestic and overseas capital markets, the Company will make reasonable financing arrangements, explore new financing methods, and strive to control financing costs subject to the satisfaction of funding requirements, and strive to control risks of foreign currency interest rate by RMB debt replacement and interest rate swap and other methods.

5.	Risks relating to coal market

In 2017, China will further the “Supply Side” reform of the coal market, which will bring certain degree of risks to the fuel cost control. Fluctuation of exchange rate of RMB and change of coal policies of Indonesia and other major coal export countries will also bring uncertainties to the coal import. On the other hand, with the issuance of Notice on Distributing the Memorandum of Stabilizing the Abnormal Fluctuations of Coal Price, Chinese government has established early warning mechanism monitoring price abnormal fluctuation, and make clear that the green range of coal price is between RMB500 to RMB570 per ton. These measures are expected to significantly reduce the possibility of excessive fluctuation of coal price. In 2017, the coal supply and price situations will gradually return to normal.

The Company will closely monitor the changes in policies and coal market, enhance its cooperation with major competent mine operators, continuously explore new sourcing channels, conduct bidding of existing commodities, strengthen the refining management of the fuel and strive to control fuel costs.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2016, the entire issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of foreign shares, China Huaneng Group Corporation (“Huaneng Group”) held 472,000,000 shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, representing 3.11% of the total issued capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company, and held 74,139,853 shares through its controlling subsidiary, China Huaneng Finance Corporation Limited, representing 0.49% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,804,073,480 shares, representing 25.03% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB50.245 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC GAAP and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.29 (inclusive of tax) for each share to all shareholders for 2016. All dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2016 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2016 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2016 annual general meeting. Such notice is expected to be issued to shareholders in April 2017.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2016 were China Huaneng Group Fuel Co., Ltd., Shanxi Yangquan Coal Industry Group Company, China Shenhua Group, Huating Coal Group Limited Liability Company and China National Coal Group Corporation respectively. The total purchase from them amounted to approximately RMB28.6 billion, representing approximately 51.41% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2016 were State Grid Jiangsu Electric Power Company, State Grid Shandong Electric Power Company, State Grid Zhejiang Electric Power Company, Guangdong Power Grid Corporation, and State Grid Shanghai Municipal Electric Power Company. The five customers accounted for approximately 41.64% of the operating revenue for the year while the largest customer, namely State Grid Jiangsu Electric Power Company, accounted for approximately 11.86% of the operating revenue.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five largest suppliers and customers of the Company mentioned above in 2016.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants, and Huaneng Group was also entrusted to manage certain coal assets of the Company.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

On 28 June 2014, with a view to executing the contract and satisfying situation as well as the requirements stated in Guideline No. 4 for the Supervision of Listed Companies - Commitments and Fulfillment of Commitments of the Actual Controllers, Shareholders, Affiliates, and Acquirers of Listed Companies as well as the Listed Companies, Huaneng Group will perfect the aforesaid avoidance of business competition by further undertaking that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the conditions for listing, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between 28 June 2014 and 31 December 2016.

Huaneng Group had performed the relevant undertaking as mentioned above at time as specified.

Currently, the Company has 15 directors and only six of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2016.

DIRECTORS OF THE COMPANY

The directors of the Company in 2016 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Guo Junming	Vice Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Fan Xiaxia	Director	Appointed on 18 September 2014
Li Shiqi	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Zhu Yousheng	Director	Appointed on 25 June 2015
Li Song	Director	Appointed on 18 September 2014
Li Zhensheng	Independent Director	Appointed on 18 September 2014
Yue Heng	Independent Director	Appointed on 18 September 2014
Geng Jianxin	Independent Director	Appointed on 25 June 2015
Xia Qing	Independent Director	Appointed on 25 June 2015
Xu Mengzhou	Independent Director	Appointed on 23 June 2016

Resigned Directors
Zhang Shouwen	Independent Director	Appointed on 18 September 2014
Resigned on 23 June 2016

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2016.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2016, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2016, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2016, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Li Zhensheng,
 Mr. Yue Heng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou, has signed a confirmation letter by independent non-executive directors for 2016 on 20 March 2017 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2016:

Name of shareholder	Number of Shares held at year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33
HKSCC Nominees Limited	3,935,332,060	25.89
China Huaneng Group	1,555,124,549	10.23
Hebei Construction & Investment Group Co., Ltd.	603,000,000	3.97
China Hua Neng Group Hong Kong Limited	472,000,000	3.11
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56
China Securities Finance Corporation Limited	373,260,261	2.46
Fujian Investment & Development Group Co., Ltd.	365,818,238	2.41
Dalian Construction Investment Group Co., Ltd.	301,150,000	1.98

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 50% of the total remuneration.

(3)	Payments on pension, etc.

Contributions for various pension schemes such as social insurances, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses for the period and capital construction expenditure during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and two extraordinary general meetings.

1.	The Company’s 2015 Annual General Meeting was held on 23 June 2016. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 24 June 2016.

2.
The Company’s 2016 First Extraordinary General Meeting was held on 12 January 2016. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 January 2016.

3.
The Company’s 2016 Second Extraordinary General Meeting was held on 30 November 2016. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 1 December 2016.

DISCLOSURE OF MAJOR EVENTS

1.
Due to work requirement, Mr. Zhang Shouwen, independent non-executive director of the Company, submitted his resignation report to the Company to resign from the positions of independent director and member of specialised committees. At the recommendation of shareholders, the Board meeting and the general meeting were held on 22 March 2016 and 23 June 2016 respectively, at which the resolution regarding the change of Independent Directors of the Company was considered, and Mr. Xu Mengzhou was elected as Independent Director of the Eighth Session of the Board. At the same time, Mr. Zhang Shouwen officially resigned from his respective positions.

2.
Due to age, Mr. Wang Zhaobin and Ms. Zhang Ling, supervisors of the Company, submitted their resignation reports to the Company to resign from the position of supervisor. At the recommendation of employees, Ms. Zhang Xiaojun and Mr. Zhu Daqing were elected as supervisors of the eighth session of the Supervisory Committee on 14 April 2016.

3.
On 14 October 2016, the Company signed the Agreement for the Transfer of Equity Interests in Certain Companies with Huaneng Group and Huaneng Power International Inc. (the “Transfer Agreement”) and Profit Forecasting Compensation Agreement made between Huaneng Group and Huaneng Power International Inc. with Huaneng Group in Beijing. Pursuant to the Transfer Agreement, the Company shall accept the transfer of (i) 80% equity interest of Huaneng Shandong Power Limited; (ii) 100% equity interest of Huaneng Jilin Power Limited; (iii) 100% equity interest of Huaneng Heilongjiang Power Limited; and (iv) 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. from Huaneng Group for the consideration of RMB15,113,825,800. This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on 14 October 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on 30 November 2016. According to the terms of the agreements, the Company settled 50% of the consideration for such transaction to Huaneng Group on 9 January 2017.

4.
With the completion of H shares additional issue in November 2015, the marketized reform of state grid power market, and in accordance with the national laws and regulations, the Company has modified and improved the business scope, shareholding structure and registered capital stated in the Articles of Association.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2016, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB6.68 million.

LEGAL PROCEEDINGS

In April 2015, a construction contractor of a subsidiary of the Company brought an arbitration application against the subsidiary due to its dispute on construction settlement, through which, the contractor required the subsidiary to indemnify an amount of approximately RMB83.46 million as construction payment and relevant interests incurred. As of 31 December 2016, it is difficult to predict reasonably the financial effect arising from this outstanding arbitration since it is still pending for final judgment, therefore no projected liability is not provided for in respect thereof.

Save as disclosed above, as at 31 December 2016, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2016 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2016 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2016 annual general meeting, such notice is expected to be issued to shareholders in April 2017.

AUDITORS

As approved at the 2015 annual general meeting, KPMG and KPMG Huazhen LLP were appointed as the Company’s international and PRC auditors respectively for the year 2016.

The Board has resolved to continue to appoint KPMG Huazhen LLP as the domestic auditors and U.S. 20F annual report auditors of the Company and KPMG as the Company’s Hong Kong auditors for 2017, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2016 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2016 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website
 (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2016 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

REQUIREMENTS UNDER THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORTING GUIDELINES

Our environmental, social and governance report prepared and disclosed in accordance with “Environmental, Social and Governance Reporting Guide” of the Listing Rules will be published on websites of the Company and the Hong Kong Stock Exchange.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (A share version and H share version) will be published in April 2017. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2017. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6888

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia	Xia Qing
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian
(Non-executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
22 March 2017

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2016
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended
		31 December

	Note	2016	2015

Operating revenue	3	113,814,236	128,904,873
Tax and levies on operations		(1,177,818)	(1,157,760)

Operating expenses
Fuel		(56,617,542)	(59,242,367)
Maintenance		(4,343,349)	(4,556,361)
Depreciation		(14,815,620)	(14,411,632)
Labor		(8,043,406)	(7,751,551)
Service fees on transmission and
transformer facilities of HIPDC		(138,038)	(140,771)
Purchase of electricity		(3,066,415)	(3,581,517)
Others		(7,234,308)	(8,919,988)

Total operating expenses		(94,258,678)	(98,604,187)

Profit from operations		18,377,740	29,142,926

Interest income		147,063	160,723

Financial expenses, net
Interest expense		(6,817,526)	(7,945,734)
Exchange (loss)/gain and bank charges, net		(250,076)	(24,336)

Total financial expenses, net		(7,067,602)	(7,970,070)

Share of profits less losses of associates
and joint ventures		1,298,889	1,525,975
Loss on fair value changes of financial
assets/liabilities		(12,986)	(16,742)
Other investment income		1,070,034	115,238

Profit before income tax expense	10	13,813,138	22,958,050

Income tax expense	4	(3,465,151)	(5,698,943)

Net profit		10,347,987	17,259,107

		For the year ended
		31 December

	Note	2016	2015

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(148,041)	558,261
Gain on disposal of available-for-sale financial asset reclassified to profit or loss		1(741,648)	–
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(180,572)	678,793
Effective portion of cash flow hedges		1,015,103	51,922
Translation differences of the financial statements of foreign operations		540,442	(133,116)

Other comprehensive income, net of tax		485,284	1,155,860

Total comprehensive income		10,833,271	18,414,967

Net profit attributable to:
– Equity holders of the Company		8,520,427	13,651,933
– Non-controlling interests		1,827,560	3,607,174

		10,347,987	17,259,107

Total comprehensive income attributable to:
– Equity holders of the Company		9,005,227	14,807,889
– Non-controlling interests		1,828,044	3,607,078

		10,833,271	18,414,967

Earnings per share attributable to the equity holders of the Company
(expressed in RMB per share)
– Basic and diluted	11	0.56	0.94

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2016
(Amounts expressed in thousands of RMB)

		As at 31 December

	Note	2016	2015

ASSETS

Non-current assets
Property, plant and equipment		223,061,809	219,673,070
Investments in associates and joint ventures		19,632,113	19,745,192
Available-for-sale financial assets		3,406,032	5,077,863
Land use rights		8,456,347	8,313,766
Power generation licenses		3,849,199	3,679,175
Mining rights		1,646,271	1,646,271
Deferred income tax assets		1,263,957	1,064,391
Derivative financial assets		99,721	45,044
Goodwill		12,135,729	11,677,182
Other non-current assets		4,321,945	4,378,997

Total non-current assets		277,873,123	275,300,951

Current assets
Inventories		6,879,143	5,422,732
Other receivables and assets		5,533,770	4,087,989
Accounts receivable	5	16,393,471	16,377,401
Derivative financial assets		278,602	139,468
Bank balances and cash		7,881,630	7,537,813

Total current assets		36,966,616	33,565,403

Total assets		314,839,739	308,866,354

		As at 31 December

	Note	2016	2015

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	15,200,383
Capital surplus		24,760,331	24,815,489
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(787,881)	(1,327,839)
Retained earnings		38,690,132	37,313,885

		86,002,995	84,141,948

Non-controlling interests		16,183,742	17,551,741

Total equity		102,186,737	101,693,689

Non-current liabilities
Long-term loans		64,990,361	66,028,023
Long-term bonds	7	12,182,971	11,261,322
Deferred income tax liabilities		2,262,752	2,494,143
Derivative financial liabilities		201,169	430,089
Other non-current liabilities		2,819,498	3,122,455

Total non-current liabilities		82,456,751	83,336,032

Current liabilities
Accounts payable and other liabilities	8	28,325,227	26,185,764
Taxes payable		1,089,105	2,071,471
Dividends payable		1,575,180	788,895
Salary and welfare payables		421,390	313,284
Derivative financial liabilities		133,569	874,852
Short-term bonds		27,311,103	19,347,706
Short-term loans		57,668,874	49,883,489
Current portion of long-term loans		9,560,885	12,351,205
Current portion of long-term bonds		3,294,736	11,480,661
Current portion of other non-current liabilities		816,182	539,306

Total current liabilities		130,196,251	123,836,633

Total liabilities		212,653,002	207,172,665

Total equity and liabilities		314,839,739	308,866,354

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

The financial statements included in the annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

As at and for the year ended 31 December 2016, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2016, the Company and its subsidiaries have net current liabilities of approximately RMB93.2 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB262.8 billion as at 31 December 2016, the Company and its subsidiaries are expected to refinance certain of its short-term loans and bonds, and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

2.	Principal Accounting Policies

The IASB has issued a new standard and a number of amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. None of these new standard or developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

3.	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended
	31 December
	2016	2015

Sales of power and heat	112,794,536	127,849,408
Port service	237,347	211,685
Transportation service	105,505	104,721
Others	676,848	739,059

Total	113,814,236	128,904,873

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets, gains on disposal of available-for-sale financial asset and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2016

Total revenue	104,746,690	8,758,822	634,965	114,140,477
Inter-segment revenue	–	–	(326,241)	(326,241)

Revenue from external customers	104,746,690	8,758,822	308,724	113,814,236

Segment results	14,215,671	(282,703)	(35,371)	13,897,597

Interest income	76,768	69,672	623	147,063
Interest expense	(6,067,194)	(481,263)	(137,825)	(6,686,282)
Impairment (loss)/reversal	(1,197,382)	899	(8,475)	(1,204,958)
Depreciation and amortization	(13,786,933)	(778,426)	(203,493)	(14,768,852)
Net loss on disposal of non-current assets	(577,322)	(172)	(14,303)	(591,797)
Share of profits less losses of associates and joint ventures	1,104,614	–	76,477	1,181,091
Income tax expense	(3,681,737)	44,135	57,489	(3,580,113)

For the year ended 31 December 2015

Total revenue	118,418,506	10,143,793	588,266	129,150,565
Inter-segment revenue	–	–	(245,692)	(245,692)

Revenue from external customers	118,418,506	10,143,793	342,574	128,904,873

Segment results	24,073,432	(313,253)	(281,457)	23,478,722

Interest income	93,324	66,898	501	160,723
Interest expense	(7,181,116)	(452,034)	(163,325)	(7,796,475)
Impairment (loss)/reversal	(2,913,766)	1,744	(178,131)	(3,090,153)
Depreciation and amortization	(13,244,965)	(772,003)	(245,936)	(14,262,904)
Net (loss)/gain on disposal of non-current assets	(427,286)	22,450	(1)	(404,837)
Share of profits less losses of associates and joint ventures	1,421,072	–	24,915	1,445,987
Income tax expense	(6,104,619)	254,772	14,397	(5,835,450)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2016
Segment assets	262,832,643	28,141,718	11,611,683	302,586,044

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	19,962,461	230,974	854,484	21,047,919
Investments in associates	13,254,236	–	2,868,139	16,122,375
Investments in joint ventures	1,197,665	–	785,610	1,983,275
Segment liabilities	(186,489,967)	(14,027,606)	(5,620,515)	(206,138,088)

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	–	2,806,231	15,832,258
Investments in joint ventures	1,569,614	–	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the year ended
	31 December
	2016	2015

Segment results (PRC GAAP)	13,897,597	23,478,722
Reconciling items:
Loss related to the headquarter	(699,053)	(327,262)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	132,018	135,971
Dividend income of available-for-sale financial assets	103,037	97,696
Gains on disposal of available-for-sale financial asset	932,738	–
Impact of other IFRS adjustments*	(553,199)	(427,077)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	13,813,138	22,958,050

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2016	2015

Total segment assets (PRC GAAP)	302,586,044	291,567,473
Reconciling items:
Investment in Huaneng Finance	1,314,603	1,329,753
Deferred income tax assets	1,558,670	1,305,548
Prepaid income tax	141,423	2,393
Available-for-sale financial assets	3,456,032	5,127,863
Corporate assets	360,854	396,693
Impact of other IFRS adjustments*	5,422,113	9,136,631

Total assets per IFRS consolidated statement of financial position	314,839,739	308,866,354

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2016	2015

Total segment liabilities (PRC GAAP)	(206,138,088)	(196,380,197)
Reconciling items:
Current income tax liabilities	(440,791)	(1,054,246)
Deferred income tax liabilities	(1,355,099)	(1,417,972)
Corporate liabilities	(4,717,617)	(4,937,450)
Impact of other IFRS adjustments*	(1,407)	(3,382,800)

Total liabilities per IFRS consolidated statement of financial position	(212,653,002)	(207,172,665)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of other IFRS adjustments*	Total

For the year ended 31 December 2016
Interest expense	(6,686,282)	(131,244)	–	–	(6,817,526)
Depreciation and amortization	(14,768,852)	(48,934)	–	(344,929)	(15,162,715)
Impairment loss	(1,204,958)	–	–	–	(1,204,958)
Share of profits less losses of associates and joint ventures	1,181,091	–	132,018	(14,220)	1,298,889
Net loss on disposal of non-current assets	(591,797)	(14)	–	1,762	(590,049)
Income tax expense	(3,580,113)	–	–	114,962	(3,465,151)

For the year ended 31 December 2015
Interest expense	(7,796,475)	(149,259)	–	–	(7,945,734)
Depreciation and amortization	(14,262,904)	(60,236)	–	(394,473)	(14,717,613)
Impairment loss	(3,090,153)	–	–	–	(3,090,153)
Share of profits less losses of associates and joint ventures	1,445,987	–	135,971	(55,983)	1,525,975
Net loss on disposal of non-current assets	(404,837)	(6)	–	(33,478)	(438,321)
Income tax expense	(5,835,450)	–	–	136,507	(5,698,943)

*
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended
	31 December
	2016	2015

PRC	105,055,414	118,761,080
Singapore	8,758,822	10,143,793

Total	113,814,236	128,904,873

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2016	2015

PRC	249,155,921	245,620,977
Singapore	23,369,766	22,874,396

Total	272,525,687	268,495,373

The information on the sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2016		2015
	Amount	Proportion	Amount	Proportion

State Grid Jiangsu Electric Power Company	13,495,734	12%	14,835,745	12%
State Grid Shandong Electric Power Company	12,649,224	11%	14,855,655	12%

4.	Income tax expense

	For the year ended
	31 December
	2016	2015

Current income tax expense	3,905,968	6,386,149
Deferred income tax	(440,817)	(687,206)

Total	3,465,151	5,698,943

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2015: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended
	31 December
	2016	2015

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	25.16%	25.11%
Effect of tax losses not recognized	1.58%	(0.12%)
Effect of deductible temporary differences not recognized	(0.20%)	(0.16%)
Effect of non-taxable income	(2.89%)	(1.77%)
Effect of non-deductible expenses	1.09%	1.37%
Others	0.35%	0.39%

Effective tax rate	25.09%	24.82%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2016 and 2015.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2015: 17%).

5.	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2016	2015

Accounts receivable	14,050,096	14,401,665
Notes receivable	2,432,264	1,977,790

	16,482,360	16,379,455
Less: provision for doubtful accounts	88,889	2,054

Total	16,393,471	16,377,401

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2016, no accounts receivable was secured to banks as collateral against loans (2015: nil).

As at 31 December 2016, there was no notes payable secured by notes receivable (2015: notes payable of RMB14 million was secured by notes receivable with net book value amounted to RMB14 million).

As at 31 December 2016, the Company and its subsidiaries recognised provisions for accounts receivable assessed on an individual basis, which mainly consists of receivables due from local customers for sales of electricity. The provisions were provided based on operating results of the local customer and collectability of the receivables.

(a)	Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2016	2015

Within 1 year	16,152,038	16,129,748
Between 1 to 2 years	279,694	225,253
Between 2 to 3 years	29,123	1,915
Over 3 years	21,505	22,539

Total	16,482,360	16,379,455

As at 31 December 2016, the maturity period of the notes receivable ranged from 1 to 12 months (2015: from 1 to 12 months).

(b)	Ageing analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at 31 December
	2016	2015

Neither past due nor impaired	16,063,215	15,948,981

Less than 1 year past due	248,597	338,545
Between 1 to 2 years past due	63,094	88,565
Between 2 to 3 years past due	17,944	1,151
Over 3 years past due	621	159

Total	16,393,471	16,377,401

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

6.	Dividends

On 21 March 2017, the Board of Directors proposed a cash dividend of RMB0.29 per share, totaling approximately RMB4.408 billion. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 23 June 2016, upon the approval from the annual general meeting of the shareholders, the Company declared 2015 final dividend of RMB0.47 (2014: RMB0.38) per ordinary share, totaling approximately RMB7,144 million (2014: RMB5,480 million).

7.	Long-term bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2016, interest payables for the unmatured bonds amounted to approximately RMB3.73 million (31 December 2015: RMB3.72 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2016, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2015: RMB134.69 million).

In November 2011, the Company issued non-public debt financing instrument with maturity of 5 years with face value of RMB5 billion bearing annual interest rate of 5.74%. The actual proceeds received by the Company were approximately RMB4.985 billion. This bond is denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bond falls due. The annual effective interest rate of this bond is 6.04%. Interest paid per annum during the tenure of the bond is RMB287 million. The bond had matured in November 2016 and the Company repaid the principal of RMB5 billion.

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semi-annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. The bond had matured in February 2016 and the Company repaid the principal of RMB1.5 billion.

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. The bond had matured in June 2016 and the Company repaid the principal of RMB5 billion.

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2016, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2015: RMB99.05 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2016, interest payable for the bonds amounted to approximately RMB57.78 million and RMB26.43 million, respectively.

8.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2016	2015

Accounts and notes payable	12,059,004	9,403,088
Amounts received in advance	365,887	472,886
Payables to contractors for construction	10,832,444	11,425,575
Retention payables to contractors	1,445,383	1,200,724
Accrued interests	676,462	874,333
Accrued pollutants discharge fees	82,917	94,691
Accrued water-resources fees	28,227	18,847
Accrued service fee of intermediaries	29,330	51,340
Security deposits	138,876	104,949
Provisions	21,758	15,001
Others	2,644,939	2,524,330

Total	28,325,227	26,185,764

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2016	2015

Within 1 year	11,902,522	9,280,736
Between 1 to 2 years	100,092	78,682
Over 2 years	56,390	43,670

Total	12,059,004	9,403,088

9.	Additional financial information to the consolidated statement of financial statement

As at 31 December 2016, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB93,230 million (2015: RMB90,271 million). On the same date, total assets less current liabilities were approximately RMB184,643 million (2015: RMB185,030 million).

10.	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended
	31 December
	2016	2015

Total interest expense on borrowing	7,267,490	8,716,074
Less:
amounts capitalized in property, plant and equipment	449,964	770,340

Interest expenses charged in consolidated statement of comprehensive income	6,817,526	7,945,734

Auditors’ remuneration	43,610	41,640
Operating leases charge	331,496	313,723
Fuel	56,617,542	59,242,367
Depreciation of property, plant and equipment	14,815,620	14,411,632
Amortization of land use rights	225,707	213,206
Amortization of other non-current assets	121,388	92,775
Impairment loss of property, plant and equipment	1,063,735	1,047,641
Impairment loss of land use rights	51,981	–
Impairment loss of investment in an associate	–	178,131
Impairment loss of mining rights	–	760,296
Impairment loss of goodwill	–	1,105,649
Recognition/(reversal) of provision for doubtful accounts	89,498	(3,392)
(Reversal)/recognition of provision for inventory obsolescence	(256)	1,828
Net loss on disposals of non-current assets	590,049	438,321
Government grants	(396,467)	(696,735)
Gain on a bargain purchase (Note 12)	(129,921)	–
Included in other investment income
– Gains on disposal of available-for-sale financial asset	(932,738)	–
– Dividends on available-for-sale financial assets	(103,037)	(97,696)

Other operating expenses consist of impairment loss of property, plant and equipment, land use rights, goodwill, mining rights and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, gain on a bargain purchase, government grants and other miscellaneous expenses.

11.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2016	2015

Consolidated net profit attributable to equity holders of the Company	8,520,427	13,651,933
Weighted average number of the Company’s outstanding ordinary shares (’000)*	15,200,383	14,485,383

Basic and diluted earnings per share (RMB)	0.56	0.94

*	Weighted average number of ordinary shares:

	2016	2015
	’000	’000

Issued ordinary shares at 1 January	15,200,383	14,420,383
Effect of share issue	–	65,000

Weighted average number of ordinary shares at 31 December	15,200,383	14,485,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2016 and 2015.

12.	Business combination

(a)	Acquisition not under common control during the year ended 31 December 2016

	From acquisition date to
	31 December 2016 acquirees’
	Revenue	Net loss	Net cash in/(out)

Xuzhou Tongshan District Xiehe Wind Power Generation Limited Liability Company (“Tongshan Xiehe Wind Power Generation”) (i)	–	–	17,177
Luoyang Yangguang Co-generation Limited Liability Company (“Yangguang Cogeneration”) (ii)	33,275	(55,809)	(109,014)

(i)
In July 2016, the Company acquired 100% equity interests of Tongshan Xiehe Wind Power Generation from Xiehe Wind Power Generation Investment Co., Ltd. for cash consideration of RMB3 million. The acquisition date was the date when the Company obtained control over Tongshan Xiehe Wind Power Generation. The acquisition cost equaled to the fair value of the identifiable net assets acquired, and therefore no goodwill was recognised.

Tongshan Xiehe Wind Power Generation was established on 3 March 2015 in Xuzhou, Jiangsu Province, and is mainly engaged in wind power generation, wind power research and related technical consulting services. On the acquisition date, the entity is under construction. From the acquisition date to 31 December 2016, Tongshan Xiehe Wind Power Generation had not commenced operation.

(ii)
In July 2016, the Company acquired 100% equity interests of Yangguang Cogeneration from Luoyang Shuiye Asset Investment Management Co., Ltd. for cash consideration of RMB7.89 million. The acquisition date was the date when the Company obtained control over Yangguang Cogeneration. The acquisition cost was less than the fair value of the identifiable net assets acquired, while the difference was credit to profit or loss.

Yangguang Cogeneration was established on 6 April 2004 in Luoyang, Henan Province, and is mainly engaged in production and supply of electric and heating power.

(b)	Acquisition consideration and goodwill

	Tongshan Xiehe Wind Power	Yangguang Cogeneration

Fair value of total identifiable net assets	3,000	137,811

Difference between the acquisition cost and the fair value of the identifiable net assets acquired	–	(129,921)

Cash consideration	3,000	7,890

Less:
Cash and cash equivalents of acquirees	667	167,644

Cash consideration paid/(received) for acquisition of subsidiaries, net of cash acquired	2,333	(159,754)

(c)	The assets and liabilities arising from the acquisitions of above entities are as follows:

	Tongshan Xiehe Wind Power Generation Fair Value	Tongshan Xiehe Wind Power Generation Carrying Amount	Yangguang Cogeneration Fair Value	Yangguang Cogeneration Carrying Amount

Bank balances and cash	667	667	167,644	167,644
Account receivables	–	–	100,882	100,882
Inventories	–	–	14,669	14,669
Other current assets	–	–	5,353	5,353
Property, plant and equipment	2,333	2,333	317,172	344,533
Land use rights	–	–	61,027	19,336
Other non-current assets	–	–	61	61
Account payable and other liabilities	–	–	53,994	53,994
Tax payables	–	–	35,092	35,092
Current portion of other non-current liabilities	–	–	256,923	256,923
Deferred income tax liabilities	–	–	58,929	55,346
Other non-current liabilities	–	–	124,059	124,059

Total identifiable net assets	3,000	3,000	137,811	127,064

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December
	Unit	2016	2015	Variance (%)

Operating revenue	Yuan	113,814,235,972	128,904,872,501	(11.71)
Profit before taxation	Yuan	14,366,336,655	23,385,127,195	(38.57)
Net profit attributable to equity holders of the Company	Yuan	8,814,290,887	13,786,050,131	(36.06)
Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	7,980,897,158	13,513,008,075	(40.94)
Basic and diluted earnings per share	Yuan/Share	0.58	0.95	(38.95)
Basic earnings per share (excluding non-recurring items)	Yuan/Share	0.53	0.93	(43.01)
Return on net assets (weighted average)%		10.91	19.29	decreased by
8.38 percents
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		9.88	19.04	decreased by
9.16 percents
Net cash flows from operating activities	Yuan	31,510,824,330	42,362,706,957	(25.62)

	Unit	31 December 2016	31 December 2015	Variance(%)

Total assets	Yuan	309,417,628,458	299,729,722,622	3.23
Equity holders’ equity attributable to equity holders of the Company	Yuan	81,521,509,094	79,408,970,292	2.66

Note:	Formula of key financial ratios:

Earnings per share	=	Net profit attributable to equity holders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the year/Weighted average shareholders’ equity (excluding non-controlling interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
Non-recurring Items	For the year ended 31 December 2016

Net loss on disposal of non-current assets	(591,810,803)
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	504,807,199
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	950,522,963
Reversal of doubtful accounts receivable individually tested for impairments	438,281
Difference between the value of acquisition cost and the fair value of the identifiable net asset acquired in business combination	129,924,235
Non-operating incomes and expenses besides items above	184,403,812
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(18,445,786)

Subtotal	1,159,839,901

Impact of Income tax	(321,196,721)
Impact of non-controlling interests (net of tax)	(5,249,451)

Total	833,393,729

3.	INCOME STATEMENTS
For the year ended 31 December 2016
(Amounts expressed in RMB, except for per share data)

			For the year ended 31 December
			2016	2015	2016	2015
			Consolidated	Consolidated	The Company	The Company

1.	Operating revenue		113,814,235,972	128,904,872,501	41,932,179,406	48,824,765,477
	Less:	Operating cost	89,389,949,206	91,521,263,827	31,619,545,950	32,932,324,903
		Taxes and surcharges	1,177,817,607	1,157,760,341	504,225,558	542,106,120
		Selling expenses	15,623,534	4,437,495	5,124,301	–
		General and administrative expenses	3,336,491,561	3,996,645,229	1,920,747,700	2,191,040,671
		Financial expenses	6,920,540,140	7,809,346,597	3,723,814,981	4,700,579,758
		Impairment losses	1,204,958,267	3,090,152,798	50,362,282	2,328,220,669
	Add:	Loss from changes in fair value	(12,986,250)	(16,742,219)	–	–
		Investment income	2,383,142,805	1,697,195,977	9,683,405,175	8,459,059,750
		Including: investment income from associates and joint ventures	1,313,108,550	1,581,958,418	1,006,626,570	1,125,176,601

2.	Operating profit		14,139,012,212	23,005,719,972	13,791,763,809	14,589,553,106
	Add:	Non-operating income	980,918,348	1,001,815,518	485,835,845	740,072,096
		Including: gain on disposal of non-current assets	31,538,775	74,219,032	29,676,221	48,628,206
	Less:	Non-operating expenses	753,593,905	622,408,295	270,454,052	314,492,647
		Including: loss on disposal of non-current assets	623,349,578	479,061,573	209,861,557	236,014,572

3.	Profit before income tax		14,366,336,655	23,385,127,195	14,007,145,602	15,015,132,555
	Less:	Income tax expense	3,580,111,837	5,835,450,124	1,581,794,648	2,659,485,345

4.	Net profit		10,786,224,818	17,549,677,071	12,425,350,954	12,355,647,210

	Attributable to:
	– Equity holders of the Company		8,814,290,887	13,786,050,131	12,425,350,954	12,355,647,210
	– Non-controlling interests		1,971,933,931	3,763,626,940	——	——

		For the year ended 31 December
		2016	2015	2016	2015
		Consolidated	Consolidated	The Company	The Company

5.	Earnings per share (based on the net profit attributable to equity holders of the Company)
	Basic earnings per share	0.58	0.95	——	——
	Diluted earnings per share	0.58	0.95	——	——

6.	Other comprehensive income/(loss),
	net of tax	485,283,269	1,155,859,496	(1,062,771,477)	1,251,084,580
	Items that may be reclassified subsequently to profit or loss, net of tax, attributable to shareholders of the Company:	484,799,177	1,155,955,799	(1,062,771,477)	1,251,084,580
	Including:
	Fair value changes of available-for-sale financial asset	(148,041,097)	558,260,758	(148,465,974)	558,260,758
	Gain on disposal of available-for-sale financial asset reclassified to profit and loss	(741,647,613)	–	(741,647,613)	–
	Share of other comprehensive
	(loss)/income of investees accounted for under the equity method	(180,572,494)	678,793,427	(180,572,494)	678,793,427
	Effective portion of cash flow hedges	1,015,102,822	51,921,810	7,914,604	14,030,395
	Translation differences of the financial statements of foreign operations	539,957,559	(133,020,196)	–	–
	Other comprehensive income allocated to non-controlling, net of tax	484,092	(96,303)	——	——

7.	Total comprehensive income	11,271,508,087	18,705,536,567	11,362,579,477	13,606,731,790

	Attributable to
	– Equity holders of the Company	9,299,090,064	14,942,005,930	11,362,579,477	13,606,731,790
	– Non-controlling interests	1,972,418,023	3,763,530,637	——	——

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with “PRC GAAP”, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	2016	2015
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	8,814,290	13,786,050

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	23,511	273,157
Amortization of the difference in the recognition of housing benefits of previous years (b)	(866)	(940)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,016)	(27,016)
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (d)	(440,722)	(527,153)
Others	(108,106)	(145,125)
Applicable deferred income tax impact of the GAAP differences above (e)	114,962	136,507
Profit attributable to non-controlling interests on the adjustments above	144,374	156,453

Consolidated net profit attributable to equity holders of the Company under IFRS	8,520,427	13,651,933

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control and depreciation and amortization under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Announcement 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE TWENTY FOURTH MEETING OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) .

On 21 March 2017, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the Twenty Fourth Meeting (the “Meeting”) of the Eighth Session of the Board at the headquarters of the Company. Written notice of the Meeting was served on 6 March 2017. Fifteen Directors were eligible to attend the Meeting. The attendants of the Meeting included 15 Directors, either in person or by proxy. Mr. Cao Peixi (Chairman) , Mr. Li Shiqi (Director) , Mr. Mi Dabin (Director) and Mr. Li Song (Director) were engaged by other matters, thus absent from the Meeting and had respectively appointed Mr. Guo Junming (Vice Chairman) and Mr. Liu Guoyue (Director) as their proxies for voting. Mr. Xia Qing (Independent Director) was engaged by other matters, thus absent from the Meeting and had appointed Mr. Li Zhengheng (Independent Director) as his proxy for voting. The Supervisors, the Secretary of the Board and other members of the senior management of the Company were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. As entrusted by Mr. Cao Peixi (Chairman) , Mr. Guo Junming (Vice Chairman) presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2016 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2016 WAS APPROVED

3.	PROPOSAL ON SIGNIFICANT IMPAIRMENT OF ASSETS

In accordance with the relevant rules under the PRC Accounting Standards for Enterprises No. 8 — Impairment of Assets, the Company’s consolidated financial statements of 2016 have recorded a provision for impairment of assets amounting to RMB1,195.9605 million, thus reducing the profit before tax for the period by RMB1,195.9605 million. The main reasons are as follows:

i.
A provision of RMB1,107.4733 million for impairment of long-term assets was accrued. With its generating units in a long-term standby mode and the utilization hours falling considerably below expectation due to the tepid demand and increased competition in Yunan’s power generation market, Yunnan Diandong Yuwang Energy Co., Ltd. accrued a provision of RMB556.9632 million for impairment of fixed assets. Huaneng Pingliang Power Generation Co., Ltd. accrued a provision of RMB402.5018 million for impairment of fixed assets because its operating results in 2016 were lower than expected as a result of the oversupply in the electricity market in Gansu Province and the intense competition among the thermal power enterprises there. Gezhen Hydropower Plant of Huaneng Hainan Power Generation Co., Ltd. accrued a provision of RMB148.0083 million for impairment of fixed assets and intangible assets because of the lower-than-expected volumes in water inflow and power generation in the first half of the year.

ii.
A provision of RMB88.4872 million for impairment of accounts receivables was incurred. Huaneng Qinbei Power Generation Co., Ltd. accrued a provision of RMB88.4872 million for impairment of accounts receivable.

4.	PROPOSAL ON WRITING OFF THE COMPANY’S LOSS IN AND DISPOSAL OF ASSETS

The Company proposes to write off the following loss of assets for the year 2016:

i.
Loss of fixed assets in the amount of RMB107,661,046.83, which arose from the alteration and demolition of relevant domestic power plants, the disposal of fixed assets that were damaged by aging and had no value in use, and the transfer of outgoing lines;

ii.
Loss of accounts receivable in the amount of USD220,254.71, which was incurred by Tuas Power in the ordinary course transactions of fuel hedging where the counterparty, i.e. Lehman Brothers having gone going bankrupt, thus unable to perform backlog contracts.

5.	THE FINAL FINANCIAL REPORT OF THE COMPANY FOR 2016 WAS APPROVED

6.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2016

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2016 under the PRC GAAP and the International Financial Reporting Standards were RMB8,814.2909 million and RMB8,520.4260 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2016 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2016. The Company will not apportion any discretionary surplus reserve for 2016.

The Company’s proposed profit distribution plan for 2016 is a cash dividend of RMB0.29 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB4,408.11 million.

7.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2017

It was resolved that KPMG Huazhen LLP would be appointed as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2017 with a total remuneration of RMB44,480,000. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB34,380,000 and RMB10,100,000 respectively.

8.	THE SELF-EVALUATION ON INTERNAL CONTROL FOR 2016 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2016 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

9.	THE COMPANY’S ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT FOR 2016 WAS APPROVED

10.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2016 WAS APPROVED

11.	THE COMPANY’S ANNUAL REPORT FOR 2016 WAS APPROVED

12.	PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY WAS APPROVED

It was agreed that (1) the Company be authorised to issue short-term debentures (in either one or multiple tranches) of a principal amount up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders’ approval is obtained; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

13.	PROPOSAL REGARDING THE ISSUE OF SUPER SHORT-TERM DEBENTURES BY THE COMPANY WAS APPROVED

It was agreed that (1) the Company be authorised to issue super short-term debentures with a principal amount of not exceeding RMB32 billion within 24 months from the date of obtaining an approval at the general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB32 billion at any time within the period as prescribed therein) ; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

14.	PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT) WAS APPROVED

It was agreed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB24 billion by way of non-public placement (which means that the outstanding principal balance of the non-public placement of debt financing instruments in issue shall not exceed RMB24 billion at any time within the period as prescribed therein) within 24 months from the date of obtaining an approval at the general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

15.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS WAS APPROVED

i.
It was resolved that the Company shall, subject to the approval of relevant regulatory authority and within 24 months from the date of obtaining approval at its general meeting, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB29.3 billion or equivalent in or outside the People’s Republic of China, such instruments including but not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD- denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual MTNs, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date) . (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
It was proposed to obtain an approval at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, determine the terms and conditions for the issue of the relevant debt financing instruments and attend to other relevant matters (which include but are not limited to) :

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Method of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid for 24 months from the date of adoption of such resolution. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

16.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

Details of the mandate are set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law of the People’s Republic of China (the “PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time) , the Board (or the directors authorized by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into such shares, options to subscribe for any shares or such convertible securities) , and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range) ;

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorize the Board (or the directors authorized by the Board) of Huaneng Power International within the Relevant Period to make or grant any proposals, agreements and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) allotted, issued and dealt with (whether pursuant to an option or otherwise) , conditionally or unconditionally, separately or concurrently by the Board (or the directors authorized by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the annual general meeting of this year.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall: a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from the China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval (s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the Articles of Huaneng Power International, the Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorized by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

17.	PROPOSAL REGARDING THE ELECTION OF THE NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

i.
The Board agreed to nominate Cao Peixi, Guo Junming, Liu Guoyue, Fan Xiaxia, Huang Jian, Wang Yongxiang, Mi Dabin, Guo Hongbo, Cheng Heng and Lin Chong as the candidates for Non-Independent Directors of the Ninth Session of the Board of Directors.

ii.	The Board agreed to nominate Yue Heng, Geng Jianxin, Xu Mengzhou, Liu Jizhen and Xu Haifeng as the candidates for Independent Directors of the Ninth Session of the Board of Directors.

This proposal regarding the candidates for directorship shall be submitted for approval at the Company’s general meeting. The qualifications of the candidates for Independent Directors shall be subject to review and approval by the Shanghai Stock Exchange before the proposal is submitted for consideration at the Company’s general meeting. The biographies of the above candidates for directorship are set out in the Company’s announcement dated 22 March 2017.

The Board of Directors of the Company is satisfied with the work of Mr. Li Shiqi, Mr. Zhu Yousheng, Ms. Li Song, Mr. Li Zhensheng and Mr. Xia Qing during their term of tenure, and has high regards to the contribution they have made towards the development of the Company over the years. The Company expresses its sincere gratitude to them.

18.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2016

As resolutions numbered 2, 5, 6, 7, 12, 13, 14, 15, 16 and 17 above should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2016 and present the said proposals at such meeting for consideration and approval. Details of the time, venue and agenda of the meeting will be announced by the Board by way of a separate notice of annual general meeting.

The Independent Directors of the Company have approved the resolutions numbered 6 and 7 and provided their opinions.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC 22
March 2017

Announcement 3
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS
PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Eighth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming annual general meeting of the Company. The Company has been informed that, among the members of the Seventh Session of the Board of Directors, Mr. Li Shiqi, Mr. Zhu Yousheng, Ms. Li Song, Mr. Li Zhensheng and Mr. Xia Qing will retire and will not stand for re-election as candidate Directors of the Ninth Session of the Board of Directors. The other Directors and Supervisors of the Eighth Session of the Board of Directors and the Supervisory Committee (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2016 annual general meeting of the Company.

PROPOSED APPOINTMENT OF NEW DIRECTORS

The Board of Directors and the Supervisory Committee have respectively proposed to appoint (i) Mr. Wang Yongxiang, Mr. Cheng Heng and Mr. Lin Chong as the non-executive Directors; and (ii) Mr. Liu Jizhen and Mr. Xu Haifeng as Independent Non-executive Directors of the Company.

STAFF REPRESENTATIVE SUPERVISORS

Ms. Zhang Xiaojun and Mr. Zhu Daqing have been re-elected by the staff of the Company as the Staff Representative Supervisors of the Ninth Session of the Supervisory Committee.

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2016 annual general meeting of the Company will be despatched to Shareholders as soon as practicable.

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Eighth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming 2016 annual general meeting of the Company. The Company has been informed that, among the members of the Eighth Session of the Board of Directors, Mr. Li Shiqi (Non-executive Director) , Mr. Zhu Yousheng (Non-executive Director) , Ms. Li Song (Non-executive Director) , Mr. Li Zhensheng (Independent Non-executive Director) and Mr. Xia Qing (Independent Non-executive Director) will retire and will not stand for re-election as candidate Directors of the Ninth Session of the Board of Directors.

The other Directors and Supervisors of the Eighth Session of the Board of Directors and the Supervisory Committee (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the 2016 annual general meeting of the Company.

To the best of the Directors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be brought to the attention of the Shareholders.

PROPOSED APPOINTMENT OF NEW DIRECTORS

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Ninth Session of the Board of Directors and the Supervisory Committee:
(i)	Mr. Wang Yongxiang, Mr. Cheng Heng and Mr. Lin Chong as the Non-executive Directors; and

(ii)	Mr. Liu Jizhen and Mr. Xu Haifeng as Independent Non-executive Directors.

STAFF REPRESENTATIVE SUPERVISORS
Ms. Zhang Xiaojun and Mr. Zhu Daqing have been elected by the staff of the Company as the Staff Representative Supervisors of the Ninth Session of the Supervisory Committee.

BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE- APPOINTED AND APPOINTED AT THE 2016 ANNUAL GENERAL MEETING OF THE COMPANY

Directors

Executive Directors and Non-executive Directors

CAO Peixi, aged 61, is currently the Chairman of the Company, the President of Huaneng Group, and the Director of HIPDC and Huaneng Renewables Co. Ltd. (listed on the Hong Kong Stock Exchange) . He was the Head of Qingdao Power Plant, Deputy Chief (Vice President) of Shandong Power Company (Bureau) , Chairman and President of Shandong Power Group Corporation, Vice President and President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited (listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange) . He was graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Cao Peixi does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Cao been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Cao Peixi does not hold any shares.

The Company proposes to re-appoint Mr. Cao as the Executive Director for a term of three years. Mr. Cao will not receive any director’s fees. Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GUO Junming, aged 51, is currently the Vice Chairman of the Company, the Chief Accountant of Huaneng Group and Director of HIPDC. He was the Deputy Chief Accountants of Longyuan Power Group Corporation, Deputy Chief of the Finance Department of the Accounting Department of Power Grid Development Branch (Power Grid Development Department) of State Electric Power Corporation, Vice President and President of China Huaneng Finance Co. Ltd., President of Huaneng Capital Services Co. Ltd., Deputy Chief Accountant and Manager of the Finance

Department of Huaneng Group and Chairman of the Company’s Supervisory Committee. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree in economics. He is also a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Guo Junming does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Guo been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Guo Junming does not hold any shares.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Guoyue, aged 53, is currently a Director and the President of the Company, Vice President of Huaneng Group, Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd., Chairman of Huaneng Shandong Shidaowan Nuclear Power Ltd., an Executive Director of Huaneng Power International Fuel Co., Ltd., the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Chief of Huaneng Shang’an Power Plant and Huaneng Dezhou Power Plant, the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Liu Guoyue does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Liu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Liu Guoyue does not hold any shares.

The Company proposes to re-appoint Mr. Liu as the Executive Director for a term of three years. Mr. Liu will not receive any director’s fees. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

FAN Xiaxia, aged 55, is currently a Director and the Vice President of the Company and the Vice President of Huaneng Group. He was the Deputy Director of General Administration Division of Engineering Department and General Department of HIPDC, Deputy Manager of the Company’s Nantong Branch, Deputy Manager of Engineering Administration Department of HIPDC, Deputy Manager and Manager of International Cooperation and Commerce Department of the Company, Manager of Engineering Administration Department of the Company, an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office) . He graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Fan Xiaxia does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Fan been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Fan Xiaxia does not hold any shares.

The Company proposes to re-appoint Mr. Fan as the Executive Director for a term of three years. Mr. Fan will not receive any director’s fees. Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

HUANG Jian, aged 51, is currently a Director of the Company, an Assistant to the President of Huaneng Group, a director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisor Committee of Huaneng Renewables Co., Ltd. (listed on the Hong Kong Stock Exchange) . He was the Deputy Director of Costs and Price Division and Director of Price General Division of the Finance Department of HIPDC, Chief Accountant of Beijing Branch of HIPDC, Deputy Manager of the Finance Department of Huaneng Development, Deputy Chief Accountant, Chief Accountant, Vice President, Board Secretary of the Company, Deputy Chief Economist and Chief of Financial Planning Department of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Huang Jian does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Huang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Huang Jian does not hold any shares.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

WANG Yongxiang, aged 51, is currently the Chairman of Huaneng International Power Development Corporation (HIPDC) , the General Manager of GreenGen Co., Ltd., the Chief of the Power Development Business Division of China Huaneng Group, the Chief of the Shale Gas Exploitation and Utilization Office of China Huaneng Group and the director of Huaneng Lancang River Hydropower Co., Ltd. Mr. Wang has formerly served as the Deputy Manager of Sinohydro Bureau 14 Co. Ltd. No. 2 Hydro Company and the Deputy Director and Manager of Three Gorges Construction Bureau, the Secretary of the CPC Committee and Deputy Director of the Qujing branch of Sinohydro Bureau 14 Co. Ltd., the Head of the Research and Design Institute of Sinohydro Bureau 14 Co. Ltd., the Assistant Director and Deputy Director of Sinohydro Bureau 14 Co. Ltd., the Deputy General Manager, General Manager, Executive Vice Chairman and Chairman of Huaneng Lancang River Hydropower Co., Ltd., and the General Manager of China Huaneng Group Yunnan Branch. He graduated from Tsinghua University where he majored in hydraulic engineering and holds a master’s degree of engineering (postgraduate diploma) . Mr. Wang is a professor-level senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Wang Yongxiang does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Wang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Wang Yongxiang does not hold any shares.

The Company proposes to appoint Mr. Wang as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Wang will be RMB48,000. Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MI Dabin, aged 48, is currently a Director of the Company, the Vice President of Hebei Construction
& Investment Group Co., Ltd., Chairman (also as acting President) of Hebei Construction & Energy Investment Co., Ltd. and Chairman of Hebei Xingtai Power Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in Power Engineering and holds a master’s degree. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Mi Dabin does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Mi been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Mi Dabin does not hold any shares.

The Company proposes to re-appoint Mr. Mi as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Mi will be RMB48,000. Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GUO Hongbo, aged 48, is currently a Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, a Director of Shenyang Jinshan Energy Co., Ltd., and Vice Chairman of Liaoning Haitong New Energy Low-carbon Industry Equity Investment Fund Limited. He was the President and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of MBA. He is a researcher-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Guo Hongbo does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Guo been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Guo Hongbo does not hold any shares.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Guo will be RMB48,000. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHENG Heng, aged 53, is currently the Deputy General Manager of Jiangsu Province Investment Management Co., Ltd. and also the director of Huaneng Huaiyin No. 2 Power Generation Co., Ltd., Huaneng Nanjing Jinling Power Generation Co., Ltd., Huaneng Jinling Gas Turbine Cogen-Power Co., Ltd. and Huaneng Nanjing Gas Turbine Power Generation Co., Ltd. Mr. Cheng has formerly served as the Deputy Manager of the Planning Department of Jiangsu International Trust Investment Corporation Limited, the Deputy General Manager of Jiangsu Changshu Electric Power Generating Co., Ltd. and the General Manager of the Energy Investment No. 2 Department of Jiangsu Province Investment Management Co., Ltd. He is an economist with a college diploma.

Save the work relationship disclosed in the qualifications above, Mr. Cheng Heng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Cheng been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Cheng Heng does not hold any shares.

The Company proposes to appoint Mr. Cheng as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Cheng will be RMB48,000. Mr. Cheng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cheng which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Chong, aged 53, is currently the Deputy General Manager of Fujian Investment & Development Group Co., Ltd., the Chairman of Fujian Zhongmin Offshore Wind Power Co., Ltd., the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the GM Assistant of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma) . Mr. Lin is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lin Chong does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Lin been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Lin Chong does not hold any shares.

The Company proposes to appoint Mr. Lin as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Lin will be RMB48,000. Mr. Lin does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lin which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Independent Non-executive Directors

YUE Heng, aged 42, is an Independent Director of the Company and an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

Save the work relationship disclosed in the qualifications above, Mr. Yue Heng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Yue been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Yue Heng does not hold any shares.

The Company proposes to re-appoint Mr. Yue as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Yue will be RMB74,000. Mr. Yue does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Yue which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GENG Jianxin, aged 62, is an Independent Director of the Company, a Professor and Doctorate Mentor of Renmin University of China, an Independent Director of Shenzhen Qixin Corporation Ltd. and Triangle Tire Co., Ltd.. He was an assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree.

Save the work relationship disclosed in the qualifications above, Mr. Geng Jianxin does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Geng been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Geng Jianxin does not hold any shares.

The Company proposes to re-appoint Mr. Geng as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Geng will be RMB74,000. Mr. Geng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Geng which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Mengzhou, aged 66, is an Independent Director of the Company, a professor at the Remin University of China, an independent director of Shangdong Hualu-Hengsheng Chemical Co., Ltd. and ENN Ecological Holdings Co., Ltd. He graduated from the Remin University of China with a PhD degree in Economic Laws and served as a professor at the Law School and the International College of the Remin University of China.

Save the work relationship disclosed in the qualifications above, Mr. Xu Mengzhou does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Mengzhou does not hold any shares.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB74,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Jizhen, aged 65, is a professor, a doctoral supervisor and an academician of the Chinese Academy of Engineering. He is now the Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, the Vice President of the Chinese Society for Electrical Engineering, the Vice President of the Chinese Society of Power Engineering, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University.

Save the work relationship disclosed in the qualifications above, Mr. Liu Jizhen does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Liu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Liu Jizhen does not hold any shares.

The Company proposes to appoint Mr. Liu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Liu will be RMB74,000. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Haifeng, aged 61, has successively served as the Chairman and General Manager of China Railway Express Co., Ltd., the director and Deputy General Manager of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and General Manager of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.

Save the work relationship disclosed in the qualifications above, Mr. Xu Haifeng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Haifeng does not hold any shares.

The Company proposes to appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB74,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Supervisors

YE Xiangdong, aged 49, is the Chairman of the Supervisory Committee of the Company, the Vice President of Huaneng Group, a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company and the Chairman of Xi’an Thermal Power Research Institute Co., Ltd.. He was Deputy Chief and Chief of Huaneng Luohuang Power Plant, Deputy Manager of the Safety and Production Department, Manager of the Project Management Department, Assistant to President and Vice President of the Company, the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Ye Xiangdong does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Ye been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Ye Xiangdong does not hold any shares.

The Company proposes to re-appoint Mr. Ye as the Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MU Xuan, aged 41, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President of Dalian Construction Investment Group Co., Ltd. the Director and President of Dalian LNG Pipeline Co., Ltd. and the Supervisor of Liaoning Hongyanhe Nuclear Power Co., Ltd.. He was the Assistant to the President of Dalian Construction Investment Co., Ltd. and the Assistant to the President of Dalian Construction Investment Group Co., Ltd.. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management. He is a registered accountant and holds a master degree.

Save the work relationship disclosed in the qualifications above, Mr. Mu Xuan does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Mu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Mu Xuan does not hold any shares.

The Company proposes to re-appoint Mr. Mu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHANG Mengjiao, aged 53, is currently a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Chief of Division II of the Audit Office, the Chief of the Audit Office of the Finance Department of Huaneng Group and the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a Master’s Degree in economics and is a senior accountant.

Save the work relationship disclosed in the qualifications above, Ms. Zhang Mengjiao does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Ms. Zhang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Ms. Zhang Mengjiao does not hold any shares.

The Company proposes to re-appoint Ms. Zhang as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

GU Jianguo, aged 51, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State Owned Assets Investment Holdings Co., Ltd.. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist.

Save the work relationship disclosed in the qualifications above, Mr. Gu Jianguo does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Gu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Gu Jianguo does not hold any shares.

The Company proposes to re-appoint Mr. Gu as the Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

STAFF REPRESENTATIVE SUPERVISORS

Upon election by the staff of the Company, Ms. Zhang Xiaojun and Mr. Zhu Daqing have been re- elected by the staff of the Company as the Staff Representative Supervisors of the Ninth Session of the Supervisory Committee.

ZHANG Xiaojun, aged 50, is currently a Supervisor of the Company, the Vice Chairman of the Labour Union of Huaneng Power. She previously served as the Deputy Chief and Chief of Institute Finance Office of Administration Department, and Deputy Manager of Administration Department. Ms. Zhang graduated from the Party School of the Central Committee of CPC with a degree majoring in economic management. She is an accountant.

Save the work relationship disclosed in the qualifications above, Ms. Zhang Xiaojun does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Ms. Zhang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Ms. Zhang Xiaojun does not hold any shares.

Ms. Zhang is appointed by the staff of the Company as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHU Daqing, aged 44, is a Supervisor of the Company, the Manager of the Audit Department of Huaneng Power. He previously served in the Company’s Finance Department as the Deputy Chief of the Finance and Audit Office, Deputy Chief and Chief of the Finance and Audit Office (Division II) , adjunct Chief Accountant of Huaneng Shanghai Combined Cycle Power Limited liability Company. He was also the Deputy Manager of the Finance Department of the Company. Mr. Zhu graduated from Central Finance and Economic University with a degree majoring in accounting. He also holds a master degree in management and is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Zhu Daqing does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Zhu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Zhu Daqing does not hold any shares.

Mr. Zhu is appointed by the staff of the Company as the Supervisor for a term of three years. Mr. Zhu will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Mr. Zhu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GENERAL

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2016 annual general meeting of the Company will be despatched to Shareholders as soon as practicable.

DEFINITIONS

“Board”	means	the board of Director of the Company;

“Company”, “Huaneng International”	means	Huaneng Power International, Inc.;

“HIPDC”	means	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	means	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	means	China Huaneng Group;

“SFO”	means	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ;

“Shareholder (s) ”	means	the shareholder (s) of Company; and

“Supervisory Committee”	means	the supervisory committee of the Company.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC 22
March 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     March 22, 2017